UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2019

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 3, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: May 10, 2019	By:	/s/ David Schilansky
	Name:	David Schilansky
	Title:	Deputy Chief Executive Officer

Exhibit 99.1

Montrouge, France, May 3, 2019

Ordinary and Extraordinary General Meeting of May 24, 2019

    Procedures for Obtaining Preparatory Documents for the General Meeting

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, announced today that it will hold its Ordinary and Extraordinary General Meeting on May 24, 2019 at 8:30 a.m. CEST at the Company’s headquarters located at 177-181 Avenue Pierre Brossolette – 92120 Montrouge, France.

The preliminary notice (l’avis préalable) containing the detailed agenda, draft resolutions as well as instructions to participate and vote for this meeting was published in the French “Bulletin des Annonces Légales Obligatoires (BALO)” dated April 19, 2019. The notice of meeting (l’avis de convocation) stating the time and place of the meeting will be published in the BALO and in the Legal Gazette on May 6, 2019.

The preparatory documents for the General Meeting listed in article R. 225-73-1 of the French Commercial Code are posted on the Investors & Media section of the Company’s website located at: https://www.dbv-technologies.com/investor-relations/financial-information/annual-reports/

The documents for the General Meeting will also be made available to shareholders as of the date of the issuance of the convening notice. Thus, in accordance with applicable law and regulations:

•

Any shareholder holding registered shares may, until the fifth day prior to the General Meeting, request that the Company send them the documents required under articles L.225-115 and R.225-83 of the French Commercial Code, electronically at their express request. For shareholders holding bearer shares, the exercise of this right is subject to the submission of a certificate of participation in the bearer share accounts held by the authorized financial intermediary.

•	Any shareholder may consult the documents and information referred to in articles L.225-115 and R.225-83 of the French Commercial Code, which are available at the Company’s headquarters.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1-646-650-3912

joseph.becker@dbv-technologies.com